Exhibit 99.1

Dragon Victory International Limited Enters into Strategic Cooperation Agreement for Crowdfunding Platform Upgrade

HANGZHOU, China, November 6, 2017 -- Dragon Victory International Limited (NASDAQ: LYL or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that the Company has entered into a Strategic Cooperation Agreement (the "Agreement") with Mr. Jiawei Cao, who is experienced in auto parts and insurance industry with wealth of related resources in China, for crowdfunding platform upgrade.

The Agreement, dated as of November 3, 2017, is intended to strengthen the objective and growth of LYL as an innovative business service provider and complement the current platform with an additional transaction model that generates rewards for users and customers. LYL’s current platform will be upgraded to set-up a business ecosystem enabling customers of internet auto-insurance to take full advantage of the full range of off-line services provided by auto service providers. Both parties agree to extensively and closely collaborate on platform upgrading and give full play to the advantages of each party. The new component of the LYL platform allows car owners to buy auto insurance on LYL’s platform and in return, receive rewards vouchers eligible for auto services to be provided by partner auto service providers. Currently, more than 450 auto service providers have signed up to join LYL’s program. The management of LYL expects that over 20,000 auto service providers will join the program by the end of 2018, which is expected to create RMB 0.72 billion revenue for HDATS(as defined below).

Pursuant to the Agreement, LYL and Mr. Jiawei Cao will form a joint venture in China, namely, Hangzhou DachengAutomotive Technology Service Co., Ltd (“HDATS”). The registered capital of HDATS will be RMB 16.66 million, of which RMB 3 million will be contributed by LYL and RMB 1 million will be contributed by Mr. Jiawei Cao within one week following execution of the Agreement, with the remaining capital payments to be made in installments over the next few years. In return, LYL and Mr. Cao will each own 60% and 40% of the equity interest of HDATS, respectively. LYL will be leading HDATS’s financing efforts for its business expansion and Mr. Jiawei Cao will cooperate with LYL to operate and manage HDATS. This cooperation includes many business initiatives, such as R&D of auto parts, auto refurbish, auto repair, auto supply and related consulting services. HDATS will share LYL’s significant online user base and Mr. Jiawei Cao’s related resources to explore business opportunities in China.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “As our brand and platform have become better known in the industry, both demand and opportunity has risen – and quickly. We are excited to announce that we grasp the golden opportunity to add a new business model to our current platform to better serve our users in China. LYL’s continued investment in innovation to our dedication to improve, expand and modernize our service network for entrepreneurs. This innovation will create a perfect channel for auto service providers to access to more consumers. We’re glad to be a part of the community and provide a positive economic impact for the industry.”

Mr. Xiaohua Gu, Chief Financial Officer commented, “As a leading crowdfunding facilitator in China, our robust technology network and innovative business model have been immeasurably beneficial in attracting new business opportunities to LYL and spurring growth for LYL. This cooperation is a perfect fit for LYL’s innovative approach to business, as the LYL’s needs are more aligned with industries, from diversified services to distribution and to connectivity. We are looking forward to a future filled with continued collaboration and significant business potential.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333